UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: December 11, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: December 11, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

Release: Immediate, December 11, 2012

TCRC-MWED and CANADIAN PACIFIC REACH TENTATIVE CONTRACT

AGREEMENT FOR MAINTENANCE OF WAY WORKERS

Calgary, AB – The Teamsters Canada Rail Conference – Maintenance of Way Employees Division (TCRC-MWED), representing 2600 maintenance of way workers, and Canadian Pacific (TSX:CP) (NYSE:CP) reached a tentative historic five-year contract settlement.

“I would like to congratulate this union’s leadership for their work and professionalism at the bargaining table,” said Canadian Pacific President and CEO E. Hunter Harrison.

Bill Brehl, President Teamsters Canada Rail Conference, Maintenance of Way Employees Division said: “The Teamsters’ bargaining committee unanimously endorses this tentative agreement and is recommending the membership ratify it.”

The Memorandum of Settlement will be sent to the union membership next week, with results from the vote expected in mid-January, 2013.

Details of the tentative agreement will be released following ratification.

Contacts:

CP	TCRC-MWED
Ed Greenberg	Bill Brehl
Tel: 612-849-4717	Tel: 613-733-4456
Ed_greenberg@cpr.ca	wbrehl@aol.com